October 11, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Pulmatrix, Inc.
Form 10-K for Fiscal Year ended December 31, 2015
Filed March 10, 2016
File No. 001-36199

Ladies and Gentlemen:

Reference is made to the letter dated September 28, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended December 31, 2015 of Pulmatrix, Inc. (the “Company”), as originally filed with the Commission on March 10, 2016 (the “Annual Report”). Please see the Company’s responses to the Comment Letter below. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

Form 10-K for the Fiscal Year ended December 31, 2015

Business, page 2

1.	We note that your License and Supply Agreement with Oculus requires you to make certain payments, including milestone payments and royalties. Please provide a description of the License and Supply Agreement to disclose:

•	the aggregate amount of milestone payments made to date;

•	the aggregate amount of potential future milestone payments;

•	the aggregate amount of potential future royalty payments; and

•	the royalty rate within a range that does not exceed ten percent (e.g., teens, twenties, etc.),

Response:

The Company notes the Staff’s comment and respectfully submits that it did not provide disclosure of the details of certain payments, including milestone payments and royalties, required under the terms of the License and Supply Agreement because these terms are no longer material to the Company’s business following the Merger (as hereinafter defined) and were superseded by the terms set forth in that certain side letter agreement with Oculus Innovative Sciences, Inc. (“Oculus”), dated March 13, 2015 (the “Oculus Side Letter”).

As described in more detail in the Annual Report, on June 15, 2015, pursuant to the previously announced Agreement and Plan of Merger, dated March 13, 2015 (the “Merger Agreement”), by and among the Company (formerly known as Ruthigen, Inc.), Ruthigen Merger Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Pulmatrix Operating Company, a Delaware corporation previously known as Pulmatrix Inc. (“Pulmatrix”), Merger Sub was merged with and into Pulmatrix, with Pulmatrix continuing after the merger as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). Prior to the Merger, Ruthigen was primarily engaged in the development of pharmaceutical-grade hypochlorous acid based therapeutics designed to prevent and treat infections related to post-operative invasive procedures, including RUT58-60 (the “Former Product”), Ruthigen’s lead drug candidate prior to the Merger (collectively, the “Former Business”). However, following the completion of the Merger, the Company shifted the focus of its business and resources to the development of products within the scope of Pulmatrix’s pre-Merger business plan, which was principally based on the development of novel inhaled therapeutic products intended to prevent and treat respiratory diseases and infections, including products based on iSPERSE (inhaled Small Particles Easily Respirable and Emitted), the Company’s proprietary dry powder delivery technology (collectively, the “New Business”).

Prior to the Merger, the Former Product was developed in collaboration with Ruthigen’s former parent, Oculus, under the License and Supply Agreement, which granted certain exclusive patent rights that were material to the Former Business. Concurrent with the execution of the Merger Agreement, Pulmatrix, Ruthigen and Oculus entered into the Oculus Side Letter to clarify certain rights and obligations of each party following the closing date of the Merger with respect to certain agreements previously executed between Ruthigen and Oculus, including the License and Supply Agreement. Pursuant to the terms of the Oculus Side Letter, Oculus agreed, from the effective date of the Merger, to (i) waive, until one year following the effective date of the Merger (i.e., June 15, 2016), the Company’s obligations to use commercially reasonable efforts to develop and commercialize products licensed from Oculus under the outstanding License and Supply Agreement from claims and liabilities arising under the License and Supply Agreement, the separation agreement and the shared services agreement, each between Oculus and the Company, in favor of the Company and (ii) permit the Company to run a sale process for the Former Business, including any products licensed from Oculus, and to assign or delegate all of the Company’s surviving rights under the License and Supply Agreement, subject to certain consent rights of Oculus with respect to the identity of the proposed purchaser. Pursuant to the Oculus Side Letter, in the event of a sale of the Former Business with a minimum aggregate purchase price of $1 million, Oculus has a right of first refusal to acquire the Former Business on exactly the same terms, and in the event that Oculus does not exercise its right of first refusal and the aggregate purchase price exceeds $10 million, Oculus is entitled to receive 10% of the gross consideration from the sale of the Former Business. The Oculus Side Letter further provides that, if, at the end of the waiver period, no sale of the Former Business has occurred, then Oculus’ sole and exclusive remedy will be to terminate the License and Supply Agreement and reclaim all rights to the licensed products.

As a result, during the waiver period following the closing of the Merger, the Company was under no obligation to achieve any milestone event and no payments accrued or became due and payable to Oculus under the License and Supply Agreement. Furthermore, because the waiver period has expired, the Company confirms that no other future payments will accrue or become due and payable to Oculus under the License and Supply Agreement as Oculus’ sole and exclusive remedy is to exercise its termination rights described above.

In reaching the conclusion that payment terms under the License and Supply Agreement are not presently material to the Company and its New Business, the Company has applied the standard set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), that a fact is material if there is “a substantial likelihood that [its] disclosure…would have been viewed by the reasonable investor as having significantly altered the total mix of information made available.” Basic Inc. v. Levinson, 485 U.S. at 231-32 (quotation marks and citations omitted). Based on the foregoing factors, the Company believes that a reasonable investor would not regard disclosure of any of the individual milestone payments or royalties payable under the terms of the License and Supply Agreement as significantly altering the total mix of information that is available concerning the Company and its New Business because they are no longer material under the terms of the Oculus Side Letter. In fact, the Company believes that amending its Annual Report to provide any further description of the immaterial milestones and milestone-based payments under the License and Supply Agreement would likely confuse or be misleading to investors because the Company does not intend to resume or pursue any further development or commercialization of products licensed from Oculus. Accordingly, the Company respectfully submits that it does not believe that any further description of the terms of the License and Supply Agreement as requested by the Staff would be material to an investor and, therefore, need not be disclosed in an amendment to its Annual Report.

Exhibits

2.	Please file your February 8, 2015 advisory agreement with Palladium Capital Advisors and your March 24, 2015 long-acting muscarinic agent collaboration agreement with Mylan N.V. as exhibits.

Response:

The Company advises the Staff that it did not file its agreements with Palladium Capital Advisors (“Palladium”) and Mylan N.V. (“Mylan”) as exhibits to the Annual Report because the Company determined that they were not material contracts that the Company would be required to file under Item 601(b)(10) of Regulation S-K for the reasons set forth below.

Palladium Advisory Agreement

Item 601(b)(10)(i) requires that all contracts not made in the ordinary course of business which are material to the registrant and are to be performed in whole or in part at or after the filing of the report be filed as an exhibit to such report. As disclosed in the Company’s public filings, prior to the completion of the Merger, the Company entered into the advisory agreement with Palladium on February 8, 2015, pursuant to which Palladium agreed to (i) act the non-exclusive placement agent for the bridge loan financing in connection with the Merger that occurred on February 26, 2015 and (ii) serve as the Company’s non-exclusive advisor in connection with the Merger. As consideration for Palladium’s services under the engagement agreement, the Company paid Palladium commissions and a non-accountable expense reimbursement equal to 7% of the gross proceeds received from the bridge loan financing, or approximately $315,000, and issued to Palladium 235,844 shares of the Company’s common stock. In addition, on June 16, 2015 and September 4, 2015, in connection with the closing of the Merger and certain related transactions, the Company paid Palladium an aggregate of $1,102,608.91 in fees and commissions. Given the non-exclusive nature of the arrangement, the fact that there were no continuing obligations under the agreement after the Merger and the insubstantial amount of consideration paid pursuant to the advisory agreement, the Company determined that the agreement with Palladium was not a material. Accordingly, because the agreement was not material to the Company and all obligations thereunder had been performed in full prior to the filing of the Annual Report, the Company believes that it was not required to be filed as an exhibit under Item 601(b)(10)(i).

Mylan Collaboration Agreement

Item 601(b)(10)(ii) provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to have been made in the ordinary course of business, and therefore not required to be filed, unless the agreement is one upon which the registrant’s business is “substantially dependent,” in which case it is required to be filed “except where immaterial in amount or significance.” The Company assessed the materiality of its collaboration agreement with Mylan under this framework and determined, as further described below, that (i) the agreement was made in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on the agreement.

As noted in response to Comment 1, the Company’s New Business focuses on the development of novel inhaled therapeutic products intended to prevent and treat respiratory diseases and infections, including cystic fibrosis, idiopathic pulmonary fibrosis and chronic obstructive pulmonary disease (“COPD”). Specifically, the Company designs and develops products based on its proprietary dry powder delivery technology iSPERSE. The Company’s proprietary product pipeline includes PUR1900, an inhaled anti-fungal for patients with cystic fibrosis as well as PUR1500, an inhaled product for the treatment of idiopathic pulmonary fibrosis. The Company is also pursuing opportunities to advance the clinical development of its lead COPD product candidate, PUR0200. Consistent with other clinical stage companies in the biopharmaceutical industry, the Company enters into collaboration agreements in the ordinary course of its business to advance the clinical development of its iSPERSE-based therapeutic candidates.

Pursuant to the collaboration agreement with Mylan, the Company agreed to work with Mylan to develop a pharmacokinetic study plan and conduct certain clinical trials related to PUR0200, which Mylan agreed to fund by reimbursing the Company up to approximately $1.9 million for its third-party out-of-pocket expenses incurred in connection with the agreed clinical studies. In addition, as consideration for Mylan funding the studies, the Company granted Mylan an option to negotiate for the exclusive right to develop, manufacture, commercialize and market any resulting products outside the United States for one hundred eighty (180) days following the date that the Company delivers a report detailing the outcome of the pharmacokinetic studies of PUR0200 to Mylan, in exchange for the Company’s receipt of gross profit share of up to twenty percent (20%) of the gross profit of such pharmaceutical company’s sales of PUR0200 outside the United States. Although the collaboration agreement with Mylan has provided strategic value to the Company in helping to advance the clinical development of PUR0200, the Company’s business is not substantially dependent on the agreement from an operational or financial perspective. PUR0200 is an early-stage COPD product candidate that the Company is pursuing in addition to its other proprietary products, including its core focus on advancing the research and development of PUR1900. The agreement is also immaterial in amount and significance, as the Company has not derived any substantial revenue from its collaboration with Mylan and does not expect to generate any substantial revenue from such agreement in the near future. Furthermore, because PUR0200 is in the early stages of clinical development, the Company believes that Mylan’s option to negotiate for exclusive rights with respect to any resulting products addresses a remote contingency that is not expected to affect any of the Company’s near-term operations or obligations under the agreement. Based on the foregoing, the Company maintains that it was not required to file the collaboration agreement as an exhibit under Item 601(b)(10)(ii).

3.	Please mark Exhibit 10.17 as having parts omitted pursuant to a Confidential Treatment Request.

Response:

The Company notes the Staff’s comment and confirms that it will include and mark Exhibit 10.17 as having parts omitted pursuant to a Confidential Treatment Request in its upcoming Quarterly Report on Form 10-Q.

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to Rick A. Werner, Esq., Haynes and Boone, LLP at (212) 659-4974 or at Rick.Werner@haynesboone.com.

Very truly yours,

/s/ Robert W. Clarke, Ph.D.
Robert W. Clarke, Ph.D. Chief Executive Officer and President
cc:	Rick Werner, Esq.

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